Exhibit 1.2

TELESP CELULAR PARTICIPAÇÕES S.A.

public company

ANNOUNCEMENT TO SHAREHOLDERS

      This announcement to shareholders refers to the conversion of preferred shares of the Company into common shares (“Conversion”), as set forth in the Public Announcement (Fato Relevante) dated October 28, 2003.

      As published in such Public Announcement, the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”) into the Company (“Merger of Shares”) will be voted upon on December 22, 2003.

      Considering that the issuance of shares as a result of the Merger of Shares would cause the Company to issue preferred shares in excess of the limit allowed by the Brazilian corporation law (“Limit”), the Company has proposed to carry out the Conversion, which shall be decided upon at the same meeting at which the shareholders of Company will decide upon the Merger of Shares (“AGE”).

      The determination of the number of preferred shares that will have to be converted in order to allow the Company to comply with the Limit depended upon the consummation of the tender offer launched by the Company for the acquisition of common shares of TCO. The tender offer was consummated on November 18, 2003, and, therefore, it became possible to determine the final number of preferred shares of the Company to be converted. The number is 78,752,717,772 preferred shares.

      The Conversion will be available to all holders of preferred shares of the Company. In the case of holders of American Depositary Receipts (“ADRs”), prior to requesting to Convert, they must convert their ADRs into preferred shares, since there is no ADR program for TCP common shares.

      In the event shareholders request to Convert a number of shares that is greater than that required for the Company to comply with the Limit, the Conversion will be made pro-rata among such requesting shareholders. In the event shareholders request to Convert a number of shares that is less than that required for the Company to comply with the Limit, Brasilcel, N.V., the Company’s controlling shareholder, directly or through its controlled entities, will convert preferred shares in the number necessary to allow the Company to comply with the Limit.

      Shareholders who intend to participate in the Conversion must request the conversion before Companhia Brasileira de Liquidação e Custódia (“CBLC”) or Banco ABN Amro Real S.A. (“Banco ABN AMRO Real”), the institution responsible for the registration of the shares of the Company, and must proceed as described in this announcement.

      In order to request the Conversion before CBLC, the preferred shares of the requesting shareholder must be registered with CBLC. In this case, the shareholder must cause its custodian to present a request to Convert to CBLC no later than December 19, 2003, indicating the number of preferred shares to be Converted.

      In order to request the Conversion to Banco ABN AMRO Real, the preferred shares of the requesting shareholder must be registered with Banco ABN AMRO Real. In this case, the shareholder must request the Conversion no later than December 12, 2003, at any branch of Banco ABN AMRO Real, personally or by a duly appointed proxy, presenting a certified copy of the following documents: (a) a notarized signed letter requesting the Conversion of the shareholder’s preferred shares into common shares and indicating the number of shares to be converted, (b) her identity card, (c) her taxpayer registration card (CPF) and (d) a document proving the residence of the shareholder. Representatives of legal entities, estates, minors, and proxies must also present originals or certified copies of the documents that grant them powers of representation (including, in case of a company, the taxpayer registration card (cartão de CPNJ) and the personal documents mentioned above of the persons that are empowered to act on behalf of the company, if applicable). All the documents must be presented in a sealed envelope indicating the name and telephone number of both the shareholder and her representative (if applicable). The front of the envelope must have the following wording:

“At.: Gerenciamento de Acionistas do Banco ABN Amro Real S.A. — São Paulo.

Ref.: Conversão de ações preferenciais da Telesp Celular Participações S.A. em ações ordinárias.”

      Any discrepancy between the documentation presented by the shareholder and its registered personal information or its positions before Banco ABN AMRO Real could render that shareholder’s request to Convert invalid. The verification of the validity of the abovementioned documents and information is the shareholder’s responsibility.

      In the event a shareholder, whose shares are registered at Banco ABN AMRO Real, elects to Convert his preferred shares after December 12, 2003, he must deposit his shares at CBLC (through a Custody Agent registered with CBLC) so as to allow him to request the Conversion within the time period available to present requests to Convert to CBLC, as indicated above. The shareholder who adopts such procedure is responsible for ensuring that the preferred shares will be duly deposited (free to be transferred) at CBLC at the time of the Conversion.

      After the presentation of a request to Convert (be it at CBLC or Banco ABN AMRO Real), the relevant preferred shares will no longer be available for trading. Shares should be free for trading beginning on December 26, 2003.

      The withdrawal of the request to Convert may be made to the same institution to which the request for Conversion was made within the same time period available for the request to Convert.

      In case you have any questions, please contact TCP’s Shareholders Relations and Public Information Department (Assessoria de Relações com Acionistas e Informações Públicas), telephone number (11) 5501-1182 (or arthur.fonseca@vivo.com.br).

São Paulo, November 19, 2003

Fernando Abella

Finance and Investor Relations Officer